Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2014

BARCLAYS

January 2014

ETN+



CAPE: Barclays ETN+ Shiller CAPE™ ETNs

The Barclays ETN+ Shiller CAPE™ ETNs (the "ETNs") are linked to the performance of the Shiller Barclays CAPE™ US Core Sector Index (the "Index"). The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. **The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.** Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Investors can trade the ETNs on the NYSE Arca exchange at a market price or receive a cash payment (less an investor fee) at the scheduled maturity or upon early redemption[1]. **An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.**

The ETNs are exposed to any decrease in the level of the Index between the inception date and the applicable valuation date. The Index incorporates the principles of long-term investing distilled by Dr. Robert Shiller and expressed through the CAPE™ (Cyclically Adjusted Price Earnings) Ratio. The Index aims to provide notional long exposure to the top four US equity sectors that are relatively undervalued as defined by a modified version of the classic CAPE™ Ratio and possess relatively stronger price momentum over the prior twelve months. Each US equity sector is represented in the Index by one of the nine S&P Select Sector Indices[2] (the "Sector Indices").

On a monthly basis, the Index first assesses equity market valuation of the nine sectors based on their historical CAPE™ Ratio. The Index then selects the top four undervalued sectors that possess relatively stronger price momentum over the prior twelve months and allocates an equally weighted notional long position in the total return version of each corresponding Sector Index.

ETN Details	
Ticker	CAPE
IV Ticker	CAPEIV
Issue Price	$50.00 per ETN
Bloomberg Index Ticker	BXIICCST
CUSIP	06742A669
Primary Exchange	NYSE Arca
Annual Fee[3]	0.45%
Inception Date	October 10, 2012
Maturity Date	October 12, 2022
Index	Shiller Barclays CAPE™ US Core Index
Issuer	Barclays Bank PLC

	Shiller Barclays CAPE™ US Core Sector Index	S&P 500®TR
Annualized Index	20.5%	18.7%
Annualized Index Volatility[4]	12.3%	11.6%
Returns/Volatility Ratio	1.66	1.62
Correlation to the S&P 500® TR[5]	98.2%	100.0%

Source: Bloomberg 10/5/2012 - 01/31/2014

Historical Index Performance


140
130
120
110
100
90
80
Index Performance
Shiller Barclays CAPE US Core Sector Index
S&P 500 TR
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14

Source: Bloomberg 10/5/2012 - 01/31/2014

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

1. An investor may redeem the ETNs on a daily basis directly to the issuer, Barclays Bank PLC, provided that the investor presents at least 25,000 of the ETNs for redemption and follows the procedures described in the relevant pricing supplement. See "Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions" in "Selected Risk Considerations" at the end of this document. Before investing in the ETNs, investors should read in full the pricing supplement for the ETNs, available through visiting etnplus.com.
2. The Sector Indices are comprised of equity securities of all companies included in the S&P 500® index that are classified as members of the relevant Sector according to the Global Industry Classification Standard ("GICS"). Two of the GICS sectors, Information Technology and Telecommunication Services, have been combined to form the Select Sector Technology Index.
3. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date equaled zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.45% times the closing indicative note value on the immediately preceding calendar day times the daily index factor on that day (equal to the closing level of the Index on such index business day divided by the closing level of the Index on the immediately preceding index business day; if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index.
4. Annualized Volatility describes the variation in an index's value over the course of a year and is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data (since the date listed above), it may not predict variability on annualized future performance.
5. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

Disclaimer Selected Risk Considerations An i nvestment i n the ETNs described herein (the “ETNs”) i nvolves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Dynamic Allocation and Strategy Risk: The value of the index will depend upon the success of the index in dynamically allocating among the Sector Indices. The allocation among the Sector Indices is based upon a proprietary index methodology sponsored by Barclays Bank PLC that may not provide outperformance relative to any alternative allocation among the Sector Indices or a diversified portfolio generally, and is made in accordance with pre-defined weightings that m ay not be optim al. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively. Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Shiller Barclays CAPE™ US Core Sector Index” is a trademark of Barclays Bank PLC. “CAPE™” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPE™ US Core Sector Index (the “Index”) which is based on the S&P 500® and the S&P 500® Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC (“SPDJI”), Standard & Poor’s Financial Services LLC (“SPFS”), or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The ETNs based on the Index are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same. J 2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of, their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE 3. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date equaled zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.45% times the closing indicative note value on the immediately preceding calendar day times the daily index factor on that day (equal to the closing level ofthe Index on such index business day divided by the closing level of the Index on the immediately preceding index business day; if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index.